Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF MEETING OF THE FISCAL COUNCIL
OF MARCH 20, 2014

DATE, TIME AND PLACE: On March 20, 2014 at 1.30 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero in the city and state of São Paulo.

PRESIDENT: Iran Siqueira Lima.

QUORUM: The full number of effective members.

RESOLUTION UNANIMOUSLY ADOPTED:

The Councilors examined the proposal of the Board of Directors of today with respect to the increase of the capital stock from R$ 60,000,000,000.00 (sixty billion reais) to R$ 75,000,000,000.00 (seventy-five billion reais) through the capitalization of Revenue Reserves – Statutory Reserve and the granting to the stockholders, in the form of a bonus, of 1 (one) new share for each 10 (ten) shares of the same type held. Following discussion, the Councilors agreed with the justification of the proposal, opining favorably that the proposal should be submitted for the examination and approval of the stockholders at an Extraordinary General Meeting to be held on April 23, 2014 at 3:15 p.m..

CONCLUSION: The work of the meeting having been concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), April 25, 2013. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem and Luiz Alberto de Castro Falleiros – Councilors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer